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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkery Noyes Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

245 Park Avenue   16th Floor
(No. and Street)

New York   NY   10167
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Magida   (212) 668-3355
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies LLP
(Name – if individual, state last, first, middle name)

665 Fifth Avenue   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _Martin Magida_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Berkery Noyes Securities, LLC_ , as of _December 31_ , 20_18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Martin Magida
Signature

President + Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Berkery Noyes Securities, LLC

Annual Report

December 31, 2018

Berkery Noyes Securities, LLC

Index to Annual Report
December 31, 2018

Berkery Noyes Securities, LLC
245 Park Avenue, 16th Floor
New York, NY 10167
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2018

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2018 without exception.

/s/ MARTIN MAGIDA

Martin Magida
President and Chief Compliance Officer
Date: 2/22/19



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Member
of Berkery Noyes Securities, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of Matters

As more fully described in Notes 1, 2 and 4 to the financial statements, the Company has material transactions with, and its future operations are dependent upon continued support from its parent company, Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2011.

February 22, 2019

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$115,157
Prepaid expenses and other assets	25,009
Total Assets	$140,166

LIABILITIES AND MEMBER'S EQUITY

Due to Parent, net	$1,882
Member's Equity	138,284
Total Liabilities and Member's Equity	$140,166

See notes to financial statements

4

Berkery Noyes Securities, LLC

Statement of Operations
For the Year Ended December 31, 2018

REVENUES

Retainer Fee Income	$45,000

EXPENSES

Professional fees	96,665
Salaries and benefits	259,141
Regulatory expenses	19,062
Rent	20,041
Travel	4,329
Other	6,929
Total Expenses	406,167
Net Loss	($361,167)

See notes to financial statements

5

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at January 1, 2018	$94,451
Net Loss for the year	(361,167)
Capital Contributions from Parent	405,000
Balance at December 31, 2018	$138,284

See notes to financial statements

6

Berkery Noyes Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	($361,167)
Adjustments to reconcile net loss to net cash provided by/(used for) operating activities	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(17,384)
Due to Parent (net)	1,882
Net Cash Used for Operating Activities	(376,669)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions from Parent	405,000
Net Change provided by Financing Activities	405,000
Net Change in Cash	28,331

CASH

Beginning of year	86,826
End of year	$115,157

See notes to financial statements

Berkery Noyes Securities, LLC

Notes to Financial Statements
December 31, 2018

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC (the "Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement (the "Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations are dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The

2. Summary of Significant Accounting Policies (continued)

guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue for advisory arrangements such as those that the Company engages in is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement may be needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue consists of fee income and earned retainer fees in connection with client advisory assignments. Fee income is recognized at a point in time which is when a deal is successfully completed, all performance obligations have been met and collection is assured. There was no fee income during 2018. Non-refundable retainer fees have a separate performance obligation. The retainer fees earned in connection with most deals are billed and recognized as the services are provided over time per the terms of the advisory arrangements. During the year ended December 31, 2018, the Company recognized $45,000 in revenues from retainer fees as management determined that the required performance obligations were satisfied.

Cash and Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. As a consequence, concentration of credit risk is limited. At times the balance may be in excess of the insured limit.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income or loss of the Company is taxed to its member. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition.

Berkery Noyes Securities, LLC

Notes to Financial Statements
December 31, 2018

2. Summary of Significant Accounting Policies (continued)

Financing and Liquidity

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-2015 (ASU 2014-15), "Presentation of Financial Statements- Going Concern." The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

The Company earned minimal income in 2018 and has been totally reliant on Parent capital contributions to continue as a going concern. Management expects Parent capital contributions to continue through 2019, if and when necessary, while new employees are added, and profitable new business is generated. The Parent has confirmed that it will continue to support the Company through 2020.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is February 22, 2019.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2018, the Company had Net Capital, of $113,275 which was $108,275 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .017 to 1.

4. Related Party Transactions

Revenues & Expenses

The Company occupies office space in which the Parent is the lessee. In turn the Company has a sublease agreement with the Parent that can be terminated upon 30 days notice to the Parent. For the year ended December 31, 2018, the Company made rental payments totaling $20,041 to the Parent.

4. Related Party Transactions (continued)

From time to time the Parent may make payments on behalf of the Company for certain administrative costs. In addition, the Parent may pay for reimbursable expenses in connection with advisory deals, which are to be fully reimbursed to the Parent if collected by the Company. At December 31, 2018 there was $7,384 due to Parent in connection with reimbursable expenses, which is included in Due to Parent, net in the Statement of Financial Condition.

The Parent allocates employee compensation, including benefits, to the Company based upon management's best estimate of the time attributable to employees who work on the Company's matters. During 2018, total compensation allocated to the Company was $259,141.

At December 31, 2018, the Company had a receivable from the Parent of $5,502, in connection with an overpayment of employee allocated compensation, which is included in Due to Parent, net in the Statement of Financial Condition for the year term ended.

As part of ongoing business development efforts, the Parent and the Company refer business opportunities to each other for review and consideration. For the year ended December 31, 2018, there were no Parent referrals that resulted in revenues.

Capital Activity

During the year 2018, the Parent contributed $405,000 as cash capital to the Company. See Note 1.

5. Subsequent Events

On January 31, 2019, the Company received a cash capital contribution from the Parent in the amount of $10,000.

Berkery Noyes Securities, LLC

Supporting Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2018

Berkery Noyes Securities, LLC

Computation of Net Capital and Ratio of Aggregate Indebtedness to Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2018

NET CAPITAL
Total Member's Equity from Statement of Financial Condition	$138,284

Deductions
 Non-allowable assets:

Prepaid expenses and other assets	8,915
Receivable from clients	16,094
Net Capital	113,275

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital requirement (greater of 6-2/3%
of aggregate indebtedness or $5,000)   5,000

Excess net capital over minimum requirement $108,275

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
Total aggregate indebtedness liabilities	$1,882

Percent of aggregate indebtedness to net capital	1.7%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15C3-1

There are no material differences between the above calculation and the Calculation included in the Company's unaudited amended FOCUS Report as of December 31, 2018

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation for Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2018

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3
As of December 31, 2018

The Company is engaged in private placements of securities and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm on
Review of the Exemption Report



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

<u>**Report of Independent Registered Public Accounting Firm on**</u>
<u>**Review of the Exemption Report**</u>

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 22, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Berkery Noyes Securities, LLC
245 Park Avenue, 16th Floor
New York, NY 10167
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2018

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2018 without exception.

/s/ MARTIN MAGIDA

Martin Magida
President and Chief Compliance Officer
Date: 2|22|19